UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. __)

Visual Data Corporation
(Name of Subject Company (issuer))

Issuer
(Names of Filing Persons (identifying status such as offeror, issuer or other person)

options to purchase common stock
(Title of Class of Securities)

928428309
(CUSIP Number of Class of Securities)

Randy S. Selman
CEO
Visual Data Corporation
1291 SW 29 Avenue
Pompano Beach, Florida 33069
telephone (954) 917-6655

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

with a copy to:

Joel D. Mayersohn, Esq.
Adorno & Yoss, P.A.
300 East Las Olas Boulevard
Suite 1700
Fort Lauderdale, Florida 33301
telephone (954) 763-1200
telecopier (954) 766-7800

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ]	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

	Amount Previously Paid:	_________________
	Form or Registration No.:	_________________
	Filing Party:	_________________
	Date Filed:	_________________

[/]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	[ ]	third-party tender offer subject to Rule 14d-1.
	[/]	issuer tender offer subject to Rule 13e-4
	[ ]	going-private transaction subject to Rule 13e-3.
	[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Attached are Visual Data Corporation’s (“Visual Data”) Preliminary Notice of Annual Meeting of Shareholders and Preliminary Proxy Statement for its 2004 Annual Meeting of Shareholders to be held on a date to be determined (collectively, the “Proxy”). This Proxy contains a proposal to be submitted for the approval of the shareholders of Visual Data at the 2004 Annual Meeting related to the voluntary surrender of options to purchase an aggregate of 297,160 shares of Visual Data’s common stock at exercise prices ranging from $3.45 per share to $31.88 per share (the “Current Options”). If the proposal is approved, the holders of the Current Options will be offered the one-time opportunity to surrender the Current Options held by them and on the date which is six months and one day from the date of surrender (the “Re-Grant Date”), Visual Data will automatically grant to each holder of a Current Option which was voluntarily surrendered new options representing the same number of shares of Visual Data’s common stock as the Current Options which were surrendered, but with an exercise price which equals the fair market value of its common stock on the Re-Grant Date. The holders of the Current Options include executive officers, directors and current and former employees of Visual Data.

This Proxy does not constitute an offer to holders of the Current Options to exchange their options. In the event that Visual Data’s shareholders approve the proposal described above, it will be enacted immediately following the 2004 Annual Meeting.

At the time the foregoing surrender and re-grant plan is commenced, Visual Data will provide the holders of the Current Options with written materials explaining the precise timing and terms of the plan. Holders of the Current Options should read these materials carefully when they become available because they will contain important information about the surrender and re-grant plan. Visual Data will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the surrender and re-grant plan. Visual Data’s shareholders and the holders of the Current Options will be able to obtain these written materials and other documents filed by Visual Data with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s web site at www.sec.gov

Item 12.	Exhibits

Exhibit No.	Description

99.1	Preliminary Proxy Statement for 2004 Annual Meeting of Shareholders

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Randy S. Selman
Randy S. Selman, CEO
June 22, 2004

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